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               MTS Announces First Quarter 2011 Financial Results

        MTS Announces Josef Brikman as President for their US Operations

Ra'anana, Israel -May 12, 2011 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the first quarter of 2011.

Revenues for the first quarter of 2011 were $2.8 million, compared with $2.9 million in revenues during the same quarter last year. The Company's operating profit was $4,000 in the first quarter of 2011 compared to operating profit of $33,000 for the first quarter of 2010. Net income for the first quarter was $133,000 or $0.03 per diluted share, compared with a net loss of $2,000 or $(0.00) per diluted share in the first quarter of 2010. The net profit in the first quarter of 2011 is including to a capital gain of approximately $77,000 that resulted from the Company's sale of its ownership interest in Silverbyte Systems Ltd.


The Company also announced the appointment of Josef Brikman as president of its US operations. A seasoned executive with over 20 years of experience in the telecommunications and technology industries, Mr. Brikman brings extensive and diverse business knowledge. "We are pleased to welcome Josef to the MTS team," said Eytan Bar, Chief Executive Officer.

Prior to joining the Company, Mr. Brikman served as President of MER Security Inc. where he expanded the company from a services company to a provider of a full portfolio of security products and services. He also previously held positions of CFO, COO and General Manager of the Company where he was a key player in the acquisition of MTS IntegraTRAK and the development and growth of the Company in Europe and the Pacific Rim. Mr. Brikman holds a B.Sc. in Engineering and a degree in Business Administration.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                               March 31,    December 31,
                                                             ------------   ------------
                                                                 2011           2010
                                                             ------------   ------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                  $      2,518   $      2,124
  Restricted marketable securities                                    151            147
  Trade receivables, net                                              708          1,251
  Other accounts receivable and prepaid expenses                      250            174
  Inventories                                                          11             17
                                                             ------------   ------------

Total current assets                                                3,638          3,713
                                                             ------------   ------------

LONG-TERM ASSETS:
  Severance pay fund                                                  860            798
  Other investments                                                     6              4
  Deferred income taxes                                                33             33
                                                             ------------   ------------

Total long-term assets                                                899            835
                                                             ------------   ------------

PROPERTY AND EQUIPMENT, NET                                           184            165
                                                             ------------   ------------

OTHER ASSETS:
  Goodwill                                                          3,479          3,479
  Other intangible assets, net                                      1,323          1,415
                                                             ------------   ------------
                                                             ------------   ------------

Total other assets                                                  4,802          4,894
                                                             ------------   ------------

Total assets                                                 $      9,523   $      9,607
                                                             ============   ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                               March 31,     December 31,
                                             ------------    ------------
                                                 2011            2010
                                             ------------    ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                             $        278    $        305
  Accrued expenses and other liabilities            1,964           2,085
  Deferred revenues                                 2,253           2,452
  Liabilities of discontinued operations              351             351
                                             ------------    ------------

Total current liabilities                           4,846           5,193
                                             ------------    ------------

LONG-TERM LIABILITIES -
  Accrued severance pay                             1,133           1,051
                                             ------------    ------------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital                                        13              13
  Additional paid-in capital                       19,716          19,676
  Treasury shares                                     (29)            (29)
  Accumulated other comprehensive income                4              23

  Accumulated deficit                             (16,160)        (16,293)
                                             ------------    ------------

Total shareholders' equity                          3,544           3,363
                                             ------------    ------------

Total liabilities and shareholders' equity   $      9,523    $      9,607
                                             ============    ============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                                         Three months ended
                                                                                              March 31,
                                                                                     ------------    ------------
                                                                                         2011            2010
                                                                                     ------------    ------------
Revenues:
  Product sales                                                                      $      1,013    $      1,117
  Services                                                                                  1,784           1,761
                                                                                     ------------    ------------

Total revenues                                                                              2,797           2,878
                                                                                     ------------    ------------

Cost of revenues:
  Product sales                                                                               313             404
  Services                                                                                    601             648
                                                                                     ------------    ------------

Total cost of revenues                                                                        914    (*)    1,052
                                                                                     ------------    ------------

Gross profit                                                                                1,883           1,826
                                                                                     ------------    ------------

Operating expenses:
  Research and development, net of grants from the OCS                                        475             325
  Selling and marketing                                                                       508    (*)      633
  General and administrative                                                                  896             835
                                                                                     ------------    ------------

Total operating expenses                                                                    1,879           1,793
                                                                                     ------------    ------------

Operating income (loss)                                                                         4              33
Financial income (expenses), net                                                               59             (33)
Other income (expenses), net                                                                   77              --
                                                                                     ------------    ------------

Income (loss) before taxes on income                                                          140              --
Tax on income, net                                                                             (7)             (2)
                                                                                     ------------    ------------

Net income (loss)                                                                    $        133    $         (2)
                                                                                     ============    ============

Net loss per share:

Basic and diluted net income (loss) per Ordinary share                               $       0.03    $      (0.00)
                                                                                     ============    ============

Weighted average number of Ordinary shares used in computing basic and diluted net
   loss per share                                                                       4,458,976       4,458,976
                                                                                     ============    ============


(*) reclassified